UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14F-1 promulgated thereunder

April 16, 2010

School4Chauffeurs, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-141406	20-5478196
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

745 Camden Ave., Suite D

Campbell, CA 95008

(Address of Principal Executive Offices) (Zip Code)

(408) 828-2250

(Issuer Telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities

Exchange Act of 1934 and Rule 14F-1 promulgated thereunder

SCHOOL4CHAUFFEURS, INC.

___________________________

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

___________________________

SCHOOL4CHAUFFEURS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF SCHOOL4CHAUFFEURS, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about April 20, 2010, to the holders of common stock, par value $0.001 per share, of School4Chauffeurs, Inc., a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board. The resignation of the existing director and the appointment of the new director will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On April 16, 2010 (the “Closing Date”), Grant Jasmin (“Jasmin”) acquired the majority of the issued and outstanding common stock of the Company from Jeffrey E. Jones (“Jones”) per the terms of a common stock purchase agreement (the “Purchase Agreement”) between Jasmin and Jones.

Pursuant to the terms of the Purchase Agreement, Jasmin acquired control of 1,700,000 shares of the Company’s issued and outstanding common stock representing approximately 69.38% of the total shares issued and outstanding. The aggregate purchase price for the shares was $ 325,000. As a result of the Purchase Agreement, there has been a change in control of the Company, and Jasmin, is now our majority shareholder.

As a result of the foregoing, Jones, the sole officer and director of the Company, resigned and Jasmin was appointed as the new director upon effectiveness of an information statement required by Rule 14f-1, promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”) and the following person was appointed as our sole officer:

NAME	POSITION
Grant Jasmin	President, Chief Executive Officer, Treasurer, Chief Financial Officer, Secretary

You are urged to read this Information Statement carefully.

You are not, however, required to take any action.

VOTING SECURITIES

As of the date hereof, the Company had 100,000,000 authorized shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which 2,450,000 shares of common stock are issued and outstanding and no shares of preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common stock beneficially owned as of the filing date hereof (i) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

As of the date of filing, we have 2,450,000 shares of common stock issued and outstanding.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (3)
Grant Jasmin (2)(4)	1,700,000	69.38%
Jeffrey E. Jones	NIL	0%

All Executive Officers and Directors as a group (1 person)	1,700,000	69.38%

(1)

Unless otherwise indicated, the persons or entities identified herein have sole voting and investment power with respect to the shares shown as beneficially held by them, subject to community property laws where applicable.

(2)

The address for Grant Jasmin is 745 Camden Ave., Suite D, Campbell, CA 95008.

(3)

Applicable percentage of ownership is based on 2,450,000 shares of common stock issued and outstanding after the transaction contemplated by the Purchase Agreement. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Act of 1934 and generally includes voting or investment power with respect to such securities. Common stock subject to securities exercisable for or convertible into common stock that are currently exercisable or exercisable within sixty (60) days are deemed to be beneficially owned by the person holding such options, warrants, rights, conversion privileges or similar obligations, for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(4)

All 1,700,000 shares were acquired by Mr. Jasmin pursuant to the Purchase Agreement.

CHANGES IN CONTROL

In connection with the Purchase Agreement, on April 16, 2010, Jasmin acquired Jones 1,700,000 shares of our common stock, which will represent a total of 69.38% of our issued and outstanding common stock on a fully diluted basis.

In connection with the Closing of the Purchase Agreement, Jones resigned from his position as a director of the Company upon effectiveness of an information statement required by Rule 14f-1 promulgated under the Exchange Act. Further, in connection with the resignation of Jones, the following persons were appointed as our directors and officers upon effectiveness of an information statement required by Rule 14f-1 promulgated under the Exchange Act.

NAME	AGE	POSITION
Grant Jasmin	58	President, Chief Executive Officer, Treasurer, Chief Financial Officer, Secretary

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.

Name	Age	Position
Grant Jasmin(1)(2)	58	President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer
Jeffery E. Jones(1)(2)	56	Sole Director

(1)

On April 16, 2010, Mr. Jones resigned from all his positions as officer of the Company effective immediately and on the same day Mr. Jones resigned as a director of the Company effective ten (10) days following the filing and mailing of this Schedule 14F-1.

(2)

On April 16, 2010, Mr. Jasmin was appointed as the sole officer of the Company, effective immediately, and appointed as the sole director, effective ten (10) days following the filing and mailing of this Schedule 14F-1.

Incoming Directors & Executive Officers

GRANT JASMIN - Grant Jasmin is the Founder of POWRtec Corporation, and has been its CEO since 2004. Grant Jasmin holds both an MBA and a Law degree and has over 25 years of experience as an executive and a lawyer working with high-tech companies in Silicon Valley. He has been responsible for dozens of publicly registered and private stock and debt offerings. Grant was a founder of audiohighway.com, a company specializing in the delivery of audio content over the internet, where he served as the Chief Operating Officer and a Director. Prior to audiohighway.com Grant was engaged in full time law practice where he worked on over fifty public offerings representing both Companies and Underwriters as well as various investor groups.

Resigning Directors and Executive Officers

JEFFREY E. JONES - Jeffery E. Jones has been President and Owner of IP Systems, Inc. a high pressure equipment component and service business, serving clients in the southwest United States with emphasis on the transportation industry since 1979. The national firms serviced by his company include Penske, Ryder and UPS local firms. He also services many trucking/leasing companies and auto dealerships. Jeffery E. Jones had also founded Starflight Limousines in 1980, after starting out as a driver and progressing to managing and directing the training of drivers and operation of Midnight Limousines from 1977 to 1979 as well as providing personal driving services to celebrities, executives and other private individuals. Limousine vehicles encompassed a fleet of stretch, town cars and exotic cars such as Rolls Royce and Bentley automobiles. His training programs included vehicle and passenger safety, state and local rules/regulations, topography of driving destinations, driver etiquette/grooming, first aid, security. He also trained personal with passenger comfort services such as sewing kits and beverage/snack preparation, sightseeing and points of interest/history information.

Family Relationships

There are no family relationships between the officers or directors of the Company.

Employment Agreements of the Executive Officers

We do not have any employment agreement(s) with our executive officers.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Our Board currently does not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do plan to appoint such committees in the near future.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:

(a)

Any of our directors or officers;

(b)

Any proposed nominee for election as our director;

(c)

Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock; or

(d)

Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

EXECUTIVE COMPENSATION

Executive Compensation Summary

The following table sets forth all cash compensation for the year ended December 31, 2009 and 2008. The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Jeffery E. Jones, (1)	2009	$0	0	0	0	0	0	0	$0
Director (former President, CEO, CFO Treasurer and Secretary)	2008	$0	0	0	0	0	0	0	$0

(1)

On April 16, 2010, Mr. Jones resigned from all his positions as officer of the Company effective immediately and on the same day Mr. Jones resigned as a director of the Company effective ten (10) days following the filing and mailing of this Schedule 14F-1.

Our directors do not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director meetings.

As of the date hereof, no compensation is due to the executive officers of the Company.

PENSION AND RETIREMENT PLANS

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

EMPLOYMENT AGREEMENTS

We do not have written employment agreements with any of our key employees.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our directors and officers are indemnified as provided by the Delaware General Corporation Law and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

School4Chauffeurs, Inc.

745 Camden Ave., Suite D

Campbell, CA 95008

Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter, management will:

•

Forward the communication to the Director or Directors to whom it is addressed;

•

Attempt to handle the inquiry directly; or

•

Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

NO DISSENTERS' RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOOL4CHAUFFEURS, INC.

Date: April 19, 2010	By:	/s/ Grant Jasmin
Grant Jasmin President and CEO